

10030078

SEC Mail Processing
Section

MAR 15 2010

Washington, DC
110

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 32465

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 AND ENDING 12/31/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Whitestone Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2415 24th Street
(No. and Street)

Astoria | New York | 11102
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Pappas (718) 626-0349
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Colabella & Company, LLP
(Name – *if individual, state last, first, middle name*)

1444 86th Street | Brooklyn | New York | 11228
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony Pappas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Whitestone Securities Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Anthony Pappas
Signature

President
Title

Neil R. Cahn
Notary Public

NEIL R. CAHN
NOTARY PUBLIC, State of New York
No. 02CA4608909
Qualified in Nassau County
Commission Expires January 31, ~~2010~~ 2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Member: AICPA - NYSSCPA - PCPS
◆
Patrick R. Colabella, C.P.A.
managing partner
◆
A. Lyle Bauer, C.P.A.
partner
◆
www.colabella.com


Colabella
& Company
LLP
Est. 1974

Certified Public Accountants

New York City
1444 86th Street · Brooklyn, NY 11228
Tel: (718) 234-0190
Fax: (718) 234-0191
◆
Orange County
687 Mullock Road - Port Jervis, NY 12771
Tel: (845) 355-1085

Whitestone Securities, Inc.
Information Relating to the Reconciliation of the
Computation of Net Capital and the broker-dealer's corresponding Unaudited Part IIA
under Sec Rule 17a-5(d)(4) as of December 31, 2009

A reconciliation is not necessary pursuant to Rule 17a-5(d)(4) since Whitestone Securities, Inc. had no material differences between the audited Computation of Net Capital and the corresponding unaudited FOCUS Report Part IIA for the year ended December 31, 2009.